# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HARLEY-DAVIDSON, INC., CIK 0000793952
CUSIP: 412822108
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 3700 W JUNEAU AVE, MILWAUKEE, Wisconsin (WI), 53208
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001364412

## Reporting persons
- H PARTNERS MANAGEMENT, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,750,000; sole dispositive power 0; shared dispositive power 5,750,000; aggregate amount beneficially owned 5,750,000 (4.7% of the class)
- JAFFER REHAN: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,750,000; sole dispositive power 0; shared dispositive power 5,750,000; aggregate amount beneficially owned 5,750,000 (4.7% of the class)

## Item 1. Issuer
Name of issuer: HARLEY-DAVIDSON, INC.

## Item 2. Person Filing
Name of person filing:
H Partners Management, LLC ("H Partners Management")

Rehan Jaffer ("Mr. Jaffer")

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
H Partners Management, LLC
888 Seventh Avenue, 29th Floor
New York, New York 10019

Rehan Jaffer
888 Seventh Avenue, 29th Floor
New York, New York 10019
Citizenship:
H Partners Management:
Delaware

Mr. Jaffer:
United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on September 30, 2025, the Reporting Persons beneficially owned an aggregate of 5,750,000 shares of Common Stock, $0.01 par value (the "Shares") of the Issuer.

The filing of this Schedule 13G shall not be deemed an admission that the Reporting Persons are the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Percent of class:
The following percentages are based on 121,552,837 Shares outstanding as of July 30, 2025, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2025.

As of the close of business on September 30, 2025, the Reporting Persons beneficially owned approximately 4.7% of the outstanding Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1 to the Schedule 13G filed with the Securities and Exchange Commission on May 28, 2025.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- H PARTNERS MANAGEMENT, LLC: /s/ Rehan Jaffer, Rehan Jaffer, Managing Member (11/14/2025)
- JAFFER REHAN: /s/ Rehan Jaffer, Rehan Jaffer (11/14/2025)